UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 9, 2024

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

 CAMTEK ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2024

Q2 revenue guidance of $100-102 million - 37% YoY growth - driven by HBM and Chiplets

MIGDAL HAEMEK, Israel – May 9, 2024 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter, ended March 31, 2024.

Highlights of the First Quarter of 2024

•	Record revenues of $97.0 million, a 34% year-over-year (YoY) increase;

•	GAAP operating income of $21.2 million (up 50% YoY) and non-GAAP operating profit of $29.0 million (up 67% YoY), representing operating margins of 21.9% and 29.9%, respectively;

•	GAAP net income of $24.8 million and non-GAAP net income of $31.3 million; and

•	Strong positive operating cash flow of $20.2 million.

Forward-Looking Expectations

Management expects revenues in the second quarter of 2024 between $100-102 million, representing a 37% mid-point increase over the second quarter of 2023. Given the significant visibility and strong ongoing order flow, continued sequential growth is expected throughout 2024.

Management Comment

Rafi Amit, Camtek’s CEO commented, “I am pleased with the record revenues in the first quarter driven by strong demand for HBM and chiplets applications, which accounted for 60% of our business. The field of AI is changing our industry and Camtek is well positioned to benefit from this transformative trend. AI technology needs High Performance Computing (HPC) capabilities, which are based on architectures utilizing High Bandwidth Memory (HBM) and Chiplet devices as key components. The on-going surge in demand for HPC and our leading position at all tier-1 manufacturers continue to be the main drivers behind our strong results and outlook.”

Concluded Mr. Amit, “Looking beyond 2024, as AI continues to transform the industry, we are very confident in our ability to capitalize on the trend and grow towards the milestone of annual sales in excess of $500 million.”

First Quarter 2024 Financial Results

Revenues for the first quarter of 2024 were $97.0 million. This compares to first quarter 2023 revenues of $72.5 million, a year-over-year growth of 34%.

Gross profit on a GAAP basis in the quarter totaled $44.7 million (46.1% of revenues), an increase of 32% compared to a gross profit of $33.9 million (46.7% of revenues) in the first quarter of 2023.

Gross profit on a non-GAAP basis in the quarter totaled $49.1 million (50.6% of revenues), an increase of 43% compared to a gross profit of $34.3 million (47.3% of revenues) in the first quarter of 2023.

Operating profit on a GAAP basis in the quarter totaled $21.2 million (21.9% of revenues), an increase of 50% compared to an operating profit of $14.2 million (19.6% of revenues) in the first quarter of 2023.

Operating profit on a non-GAAP basis in the quarter totaled $29.0 million (29.9% of revenues), an increase of 67% compared to $17.4 million (24.0% of revenues) in the first quarter of 2023.

Net income on a GAAP basis in the quarter totaled $24.8 million, or $0.51 per diluted share, an increase of 21% compared to net income of $17.2 million, or $0.36 per diluted share, in the first quarter of 2023.

Net income on a non-GAAP basis in the quarter totaled $31.3 million, or $0.64 per diluted share, an increase of 53% compared to a non-GAAP net income of $20.4 million, or $0.42 per diluted share, in the first quarter of 2023.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of March 31, 2024, were $466.3 million compared to $448.6 million as of December 31, 2023. During the first quarter, the Company generated an operating cash flow of $20.2 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on Thursday, May 9, 2024, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_alZuWboVTLiwN27dla1wKA

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry's leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes;  the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; changing industry and market trends; and those other factors discussed in our Annual Report on Form 20-F as published on March 21, 2024, as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2024	2023
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	123,035	119,968
Short-term deposits	242,250	215,250
Marketable securities	11,941	18,816
Trade accounts receivable, net	86,365	87,300
Inventories	92,080	85,905
Other current assets	23,257	19,548

Total current assets	578,928	546,787

Long-term deposits	6,000	21,000
Marketable securities	83,781	73,576
Long-term inventory	9,984	9,023
Deferred tax asset, net	2,642	2,642
Other assets, net	1,829	1,370
Property, plant and equipment, net	42,767	41,987
Intangible assets, net	16,030	16,937
Goodwill	74,345	74,345

Total non- current assets	237,378	240,880

Total assets	816,306	787,667

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	38,871	42,187
Other current liabilities	59,237	54,487
Dividend payable	60,041	-

Total current liabilities	158,149	96,674

Long-term liabilities
Deferred tax liabilities, net	6,368	7,541
Other long-term liabilities	11,107	10,473
Convertible notes	197,104	196,831
Total long-term liabilities	214,579	214,845

Total liabilities	372,728	311,519

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2024 and at December 31, 2023;
47,235,723 issued shares at March 31, 2024 and 46,993,998 at December 31, 2023;
45,143,347 shares outstanding at March 31, 2024 and 44,901,622 at December 31, 2023	176	176
Additional paid-in capital	143,559	200,389
Accumulated other comprehensive income (loss)	(410)	129
Retained earnings	302,151	277,352
	445,476	478,046
Treasury stock, at cost (2,092,376 as of March 31, 2024 and December 31, 2023)	(1,898)	(1,898)

Total shareholders' equity	443,578	476,148

Total liabilities and shareholders' equity	816,306	787,667

Camtek Ltd.
Consolidated Statement of Income (unaudited)

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023
	U.S. dollars (In thousands)
Revenues	97,010	72,457	315,375
Cost of revenues	52,287	38,593	167,742

Gross profit	44,723	33,864	147,633

Operating expenses:
Research and development	8,912	7,554	31,470
Selling, general and administrative	14,573	12,115	50,751

Total operating expenses	23,485	19,669	82,221

Operating profit	21,238	14,195	65,412

Financial income, net	5,610	5,110	22,218

Income before incomes taxes	26,848	19,305	87,630

Income tax expense	(2,049)	(2,060)	(8,998)

Net income	24,799	17,245	78,632

Basic net earnings per share (in US dollars)	0.55	0.39	1.76

Diluted net earnings per share (in US dollars)	0.51	0.36	1.63

Weighted average number of
ordinary shares outstanding (in thousands):

Basic	45,074	44,522	44,725

Diluted	49,253	48,436	48,863

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	24,799	17,245	78,632
Acquisition of FRT related expenses (1)	3,384	-	4,550
Share-based compensation	3,118	3,194	12,525
Non-GAAP net income	31,301	20,439	95,707

Non –GAAP net income per share, diluted	0.63	0.42	1.96

Gross margin on GAAP basis	46.1%	46.7%	46.8%
Reported gross profit on GAAP basis	44,723	33,864	147,633
Acquisition of FRT related expenses (1)	3,972	-	3,492
Share-based compensation	398	392	1,591
Non-GAAP gross profit	49,093	34,256	152,716
Non- GAAP gross margin	50.6%	47.3%	48.4%

Reported operating profit attributable to Camtek Ltd. on GAAP basis	21,238	14,195	65,412
Acquisition of FRT related expenses (1)	4,671	-	5,406
Share-based compensation	3,118	3,194	12,525
Non-GAAP operating profit	29,027	17,389	83,343

(1) During the three-month period ended March 31, 2024, the Company recorded acquisition-related expenses of $3.4 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million, for both periods. This amount recorded under cost of revenues line item. (2) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $1.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2024, the Company recorded acquisition expenses of $4.5 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $2.2 million. This amount was recorded under cost of revenues line item. (2) $0.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) Inventory write-off of $0.9 million recorded under costs of revenues line item. (4) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) Acquisition expenses of $1.7 million recorded under general and administrative expenses line item. (6) $0.9 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.